MECHEL REPORTS 9M2016 OPERATIONAL RESULTS

Moscow, Russia – November 29, 2016 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 9M2016 operational results.

Production and sales for 9M2016

Production:

	9M2016, thousand	9M2015, thousand		3Q2016, thousand	2Q2016, thousand
Product Name	tonnes	tonnes	%	tonnes	tonnes	%
Run-of-mine coal	17,087	17,404	-2	5,559	5,864	-5

Pig iron	3,012	3,059	-2	968	1,039	-7

Steel	3,131	3,240	-3	1,019	1,067	-5

Sales:

Product Name

	9M2016, thousand	9M2015, thousand		3Q2016, thousand	2Q2016, thousand
	tonnes	tonnes	%	tonnes	tonnes	%
Coking coal
concentrate	6,491	6,201	5	2,021	2,249	-10

Including coking coal concentrate supplied to third parties	4,230	3,982	6	1,320	1,489	-11

PCI	1,317	1,794	-27	383	413	-7

Including PCI supplied to third parties	1,317	1,794	-27	383	413	-7

Anthracites	1,365	1,570	-13	457	488	-6

Including anthracites supplied to third parties	1,165	1,389	-16	389	413	-6

Steam coal	5,363	4,906	9	1,788	1,863	-4

Including steam coal supplied to third parties	4,543	3,538	28	1,511	1,571	-4

Iron ore concentrate	2,078	2,069	0	736	658	12

Including iron ore concentrate supplied to third parties	18	480	-96	10	6	70

Coke	2,151	2,241	-4	703	743	-5

Including coke supplied to third parties	710	787	-10	226	250	-10

Ferrosilicon	59	61	-3	20	18	6

Long rolls	2,258	2,101	7	758	767	-1

Flat rolls	353	357	-1	99	126	-22

Billets	125	168	-26	17	40	-56

Hardware	498	530	-6	167	173	-4

Forgings	30	43	-29	11	9	29

Stampings	55	50	10	18	22	-17

Electric power generation (thousand kWh)	2,474,113	3,103,609	-20	759,347	751,332	1

Heat power generation (Gcal)	3,770,622	3,890,904	-3	665,048	964,652	-31

Key investment projects progress

Universal rolling mill:

	9M2016, thousand	9M2015, thousand		3Q2016, thousand	2Q2016, thousand
	tonnes	tonnes	%	tonnes	tonnes	%
Rails, beams and
shapes	357	120	199	144	117	23

Elga coal complex:

	9M2016, thousand	9M2015, thousand		3Q2016, thousand	2Q2016, thousand
	tonnes	tonnes	%	tonnes	tonnes	%
Run-of-mine coal	2,884	2,989	-4	872	1,018	-14

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 9M2016 operational results:

“In this accounting period, prices on the global coal market demonstrated an explosive hike. Starting in mid-August, indexes for spot prices for premium coking coal went up dramatically and topped the psychologically important milestone of 200 US dollars per tonne by mid-September. In early November, spot prices topped 300 US dollars, which means that spot prices for Australian premium coking coal have quadrupled from 75 dollars per tonne in November 2015. Global steam coal prices also showed solid growth. We have prepared a propitious base for increasing exports and boosting our operational and financial results, and we expect significant effect from the current market trend in the fourth quarter.

“Meanwhile, in the third quarter our domestic market faced complications with deliveries — due to major two-month lack of rolling stock in Kuzbass delivery of coal to Far Eastern ports was significantly limited, which reflected on our production and sales results.

“Despite an overall 10-percent decrease in shipments of coking coal concentrate in the third quarter quarter-on-quarter, in absolute terms we have increased sales to China, Japan and India in this accounting period, selling over 1 million tonnes of coking coal concentrate on Asian markets.

“As for PCI, in the third quarter we have completely re-oriented our exports toward Asia Pacific. Today Korean companies are chief customers of this type of coal. In this accounting period we saw a seven-percent drop quarter-on-quarter in sales for technical reasons — as due to aforementioned transport problems as well as delays in arrival of South Korean vessels to Port Posiet, some of September volumes were transferred to the fourth quarter.

“The six-percent drop in anthracite sales is due to the decrease of production at Krasnogorsky Open Pit and the decrease in supply of this type of coal to the Group’s facilities. Nevertheless, we noted an increase in export sales — primarily to Europe, where we sold 53% of anthracite in the third quarter.

“Transport limitations accounted for the minor decrease in sales of Southern Kuzbass Coal Company’s steam coal. At Elga Coal Complex the downward dynamics were due to planned repairs at the washing plant.

“Weakening demand for coke had a negative impact on our sales (-5%).

“Sales of iron ore concentrate from Korshunov Mining Plant went up by 12%, all of it shipped to Chelyabinsk Metallurgical Plant.

“The steel segment decreased production of pig iron and steel by 7% and 5% accordingly quarter-on-quarter due to planned repairs in the blast furnace facility.

“In the third quarter we cut production of flat rolls by 22% quarter-on-quarter, redirecting these resources to more profitable products, also increasing sales of such a highly profitable product as flat stainless rolls.

“Further development of production at the universal rolling mill remained a key focus for this accounting period. We have increased sales of high value-added products produced at the universal rolling mill by 23%. Over this year’s first nine months, production volumes nearly tripled, reaching 357,000 tonnes. In the third quarter we produced and shipped to Russian Railways the agreed-upon amount of rails, reaching the planned figure of 150,000 tonnes well ahead of schedule. We continue our cooperation with Russian Railways and plan to supply 100,000 tonnes of rails more by the end of the year. Currently our rolling mill’s workload is at more than 50% and has tripled since the beginning of the year.

“We use nearly all of the billets from our own facilities to make products with a higher profit margin, so billet sales to third parties went down by 56%. In line with our strategy we intend to continue minimizing billet sales.

“A slump in construction business led to a proportionate decrease in consumption of wire and other hardware on the Russian market. Beloretsk Metallurgical Plant managed to partly compensate this slump by increasing production and sales of wire ropes for the mining and oil industries.

“The 29-percent increase in forgings sales was due to the transfer of shipment dates from the end of 2Q2016 to early 3Q2016, as well as the seasonal hike in demand at the markets of our Mechel Service Global office in Belgium.

“In the power segment, the 20-percent slump in electricity generation over these nine months year-on-year was due to planned repairs at Southern Kuzbass Power Plant as the facility was preparing for the fall-winter maximum load. The three-percent decrease in heat generation was due to an earlier end to the heating season.”

***

Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company which employs over 66,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.